So
3-11-02



02007527

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Boenning & Scattergood Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

RECEIVED FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edna M. Cern 610-832-5240
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

3-22-02

OATH OR AFFIRMATION

I, Edna M. Cern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public



Notarial Seal
John P. Heckler, Notary Public
Warwick Twp., Bucks County
My Commission Expires Dec. 26, 2005

Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum Assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Boenning & Scattergood Inc.

We have audited the accompanying statement of financial condition of Boenning & Scattergood Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boenning & Scattergood Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 15, 2002

Sanville & Company
Certified Public Accountants

BOENNING & SCATTERGOOD INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	2,748,680
Deposit with clearing broker (Note 5)		50,000
Receivables:		
Clearing broker (Note 5)		1,193,944
Other		251,159
Securities owned, at value (Note 3)		1,147,269
Investment in investment advisor, at cost (Note 8)		505,000
Cash surrender value of life insurance		897,858
Furniture and equipment, net (Note 4)		591,694
Deferred tax asset (Note 11)		340,342
Deposits, prepaids and other		403,358
Total assets	$	8,129,304
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities sold, not yet purchased (Note 3)	$	332,307
Accounts payable and accrued expenses		2,542,556
Bank term loan (Note 12)		155,715
Total liabilities		3,030,578
Commitments and contingent liabilities		
Stockholders' Equity:		
Common stock		233
Additional paid-in capital		1,505,277
Retained earnings		3,605,977
Treasury stock, at cost		(12,761)
Total stockholders' equity		5,098,726
Total liabilities and stockholders' equity	$	8,129,304

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Income
For the Year Ended December 31, 2001

REVENUE	
Commissions - exchange transactions	$ 880,721
Commissions - options	332,866
Commissions - over-the-counter and other	10,881,929
Underwriting and investment banking	438,880
Net inventory and investment gain	4,537,201
Dividends and interest	415,576
Other	614,155
Total revenue	18,101,328
EXPENSES	
Sales compensation and benefits	9,417,563
Other compensation and benefits	2,674,888
Clearance and execution charges	2,125,593
Communications	1,014,263
Occupancy and equipment rental	926,275
Miscellaneous	348,867
Promotional costs	184,181
Professional fees	173,899
General office	162,694
Insurance	141,690
Interest	97,994
Regulatory fees and expenses	68,060
Taxes, other than income	42,975
Error expense and non-recurring charges	13,035
Total expenses	17,391,977
Income before income taxes	709,351
Provision for income taxes (Note 11)	361,580
Net income	$ 347,771

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Stockholders' Equity
	Shares (1)	Amount			Shares	Amount	
Balances at January 1, 2001	3,733	$ 233	$ 1,505,277	$ 3,258,206	-	$ -	$ 4,763,716
Net income	-	-	-	347,771	-	-	347,771
Retirement of common shares	(10)	-	-	-	-	-	-
Net purchase of common shares for treasury	-	-	-	-	10	(12,761)	(12,761)
Balances at December 31, 2001	3,723	$ 233	$ 1,505,277	$ 3,605,977	10	$ (12,761)	$ 5,098,726

(1) Common Stock - $0.0625 par value, authorized 50,000 shares; issued and outstanding 3,723 shares.

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Changes in Subordinated Borrowings
December 31, 2001

Subordinated borrowings at January 1, 2001	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

BOENNING & SCATTERGOOD INC.
Statement of Cash Flows
December 31, 2001

Cash flows from operating activities:	
Net income	$ 347,771
Adjustments to reconcile net income to net cash expended in operating activities:	
Depreciation and amortization	171,153
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	(451,196)
Other	(202,145)
Securities owned	1,197,167
Investment in investment advisor, at cost	(505,000)
Cash surrender value of life insurance	(267,380)
Deferred tax asset	(63,460)
Deposits, prepaids and other	(262,967)
Increase (decrease) in liabilities:	
Securities sold, not yet purchased	285,490
Accounts payable and accrued expenses	347,264
Income taxes payable	(680,336)
Net cash expended in operating activities	(83,639)
Cash flows from financing activities:	
Principal payments on term loans	(69,568)
Purchase of common stock for treasury	(12,761)
Net cash expended in financing activities	(82,329)
Cash flows from investing activities:	
Purchase of equipment and leasehold improvements	(265,135)
Net cash expended in investing activities	(265,135)
Net decrease in cash	(431,103)
Cash and cash equivalents at beginning of year	3,179,783
Cash and cash equivalents at end of year	$ 2,748,680
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid (received) - net	$ (303,500)
Income taxes	$ 1,125,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Boenning & Scattergood Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is also registered as an investment advisor with the Commonwealth of Pennsylvania and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities, corporate obligations, United States government obligations, and state and municipal obligations, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation - Fixed asset purchases are classified as five or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Use of Estimates - The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

3. SECURITIES OWNED AND SECURITES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and municipal obligations	$ 86,503	$ 5,019
Obligations of US Government	7,716	198,344
Corporate stocks	579,935	128,944
Corporate obligations	473,115	-
	$ 1,147,269	$ 332,307

4. FURNITURE & EQUIPMENT, CAPITAL LEASES AND OPERATING LEASES

Furniture and equipment is summarized as follows:

Furniture, fixtures, equipment and leasehold improvements	$ 1,212,770
Less accumulated depreciation and amortization	(621,076)
	$ 591,694

Depreciation and amortization expense totalled $171,153 for the year ended December 31, 2001.

The Company leases office space and equipment for its main offices and sales offices under various operating lease agreements expiring in years 2002 through 2008.

Equipment lease expense and the annual aggregate office rental for the year ended December 31, 2001 approximated $145,498 and $625,868, respectively.

4. FURNITURE & EQUIPMENT, CAPITAL LEASES AND OPERATING LEASES (Continued)

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment
2002	$ 595,035	$ 163,895
2003	578,052	58,590
2004	599,474	24,964
2005	581,474	19,806
2006	581,474	11,124
Thereafter	1,114,492	-

5. DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

The Company maintains a clearing agreement with First Clearing (See Note 8). Under the agreement the Company maintains a clearing deposit of $50,000. The Company carries its equity, corporate debt, US government and municipal inventory with First Clearing. First Clearing will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to First Clearing at brokers call rate, 3.50% at December 31, 2001. The Company also receives interest at brokers call rate for any funds on deposit for the inventory balances.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (K)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through First Clearing.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management, trading and financing activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2001, the Company held no derivative financial instruments used for hedging purposes.

8. INVESTMENT IN INVESTMENT ADVISOR

During 2001 the Company invested $505,000 in Tower Bridge Advisors, Inc. ("TBA"). The investment represents a 25% interest in TBA. The investment has been recorded at cost because the Company owns a minority interest and it cannot exert any financial control over TBA.

9. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business the Company enters into underwriting commitments. There were no transactions open at December 31, 2001 relating to such underwriting commitments.

The Company has been named a defendant in a lawsuit incidental to its securities business. The lawsuit relates to a prior equity underwriting undertaken by the Company. Management of the Company, after consultation with outside legal counsel, believes that it is too early to determine the potential outcome of the litigation. Management believes that the outcome will not result in any material adverse effect on the Company's financial position.

10. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and capital requirements of $3,083,762 and $250,000 (minimum), respectively. The Company's net capital ratio was .86 to 1.

11. INCOME TAXES

The Company recognizes deferred income tax assets relating to the future tax benefits of the Company's nonqualified deferred compensation plan. The Company does not recognize any valuation allowance on these deferred tax items.

	Deferred Tax Asset
Federal	$ 256,584
State	83,758
	$ 340,342

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 328,019	$ (47,842)	$ 280,177
State	97,020	(15,617)	81,403
	$ 425,039	$ (63,459)	$ 361,580

12. TERM LOANS

The Company has a term loan with a commercial bank used to finance the purchase of furniture and equipment for its main office. The loan is secured by the furniture and equipment. The loan requires monthly payments of $6,990 including interest at an annual rate of 7.25%. The amount due at December 31, 2001 was $155,715.

In the computation of net capital, the fixed assets which secure the term loans are an allowable asset to the extent of the outstanding loan balance per SEC Rule 15c3-1(c)(1)(VIII). The future payments are:

Year	Amount
2002	$ 83,880
2003	83,880
	167,760
Less amounts representing interest	(12,045)
	$ 155,715

13. REVOLVING LINE OF CREDIT

The Company has obtained a $750,000 revolving line of credit with a commercial bank. The borrowings from the revolving line of credit may only be used to fund good faith deposits on municipal bond issue bids. The line of credit bears interest at an annual rate of the bank's prime rate plus .50%. There were no borrowings on the revolving line of credit during the year ended December 31, 2001. The Company is required to maintain a deposit relationship with the bank.

14. 401(K) SAVINGS PLAN

Employees of the Company may participate in a 401(K) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company made no contributions to the plan for the year ended December 31, 2001.

Schedule I

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	5,098,726
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		5,098,726
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		469,165
Due from clearing broker		362
Other receivables		55,400
Prepaid expenses and other assets		888,735
Deferred income tax asset		340,342
Other non-allowable assets		21,124
Total non-allowable assets		1,775,128
Net Capital before haircuts on securities positions		3,323,598
Trading and investment securities:		
Exempted securities		16,120
Debt securities		35,851
Other securities		136,839
Other (money market)		51,026
Net Capital	$	3,083,762

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	2,542,556
Bank term loan		107,667
Total aggregate indebtedness	$	2,650,223
Percentage of aggregate indebtedness to Net Capital		86%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

BOENNING & SCATTERGOOD INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,650,223)	$	176,681
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	2,833,762
Excess Net Capital at 1000%	$	2,818,740

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

BOENNING & SCATTERGOOD INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Boenning & Scattergood Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Boenning & Scattergood Inc. ("the Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Abington, Pennsylvania
February 15, 2002

TABLE OF CONTENTS



BOENNING & SCATTERGOOD INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001